UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549



                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. ___)*


                      COSTILLA ENERGY, INC.
  ______________________________________________________________
                         (Name of Issuer)


              Common Stock, $.10 par value per share
  ______________________________________________________________
                  (Title of Class of Securities)


                            22161G103
  ______________________________________________________________
                          (CUSIP Number)


                         Philip B. Smith
                   20 E. 5th Street, Suite 1400
                      Tulsa, Oklahoma 74103
                          (918) 587-5816
 _______________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        - with copies to -

                         Robert A. Curry
                         Conner & Winters
                    A Professional Corporation
                      3700 First Place Tower
                        15 East 5th Street
                    Tulsa, Oklahoma 74103-4344
                          (918) 586-5711

                          June 29, 1999
 _______________________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D
CUSIP No. 22161G103                                    Page 2

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Prize Energy Resources, L.P.
   73-1565425
_______________________________________________________________

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]

                                                        (b) [ ]
_______________________________________________________________

3 SEC USE ONLY

_______________________________________________________________

4 SOURCE OF FUNDS (See Instructions)

  Not applicable
_______________________________________________________________

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]
_______________________________________________________________

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  Delaware
________________________________________________________________

  NUMBER OF         7 SOLE VOTING POWER

   SHARES              4,000,000
                   _____________________________________________
BENEFICIALLY
                    8 SHARED VOTING POWER
 OWNED BY
                       - 0 -
   EACH            ____________________________________________

 REPORTING         9 SOLE DISPOSITIVE POWER

   PERSON            4,000,000
                  ______________________________________________
   WITH
                  10 SHARED DISPOSITIVE POWER

                      - 0 -
________________________________________________________________

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   4,000,000
________________________________________________________________

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES (See Instructions)               [ ]
________________________________________________________________

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    28.4%
________________________________________________________________

14 TYPE OF REPORTING PERSON (See Instructions)

   PN
________________________________________________________________

                           SCHEDULE 13D
CUSIP No. 22161G103                                    Page 3

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Prize Operating Company
   73-1565426
_______________________________________________________________

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]

                                                        (b) [ ]
_______________________________________________________________

3 SEC USE ONLY

_______________________________________________________________

4 SOURCE OF FUNDS (See Instructions)

  Not applicable
_______________________________________________________________

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]
_______________________________________________________________

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  Delaware
________________________________________________________________

 NUMBER OF         7 SOLE VOTING POWER

 SHARES              4,000,000
                   _____________________________________________
BENEFICIALLY
                    8 SHARED VOTING POWER
 OWNED BY
                       - 0 -
   EACH            ____________________________________________

 REPORTING         9 SOLE DISPOSITIVE POWER

   PERSON            4,000,000
                  ______________________________________________
   WITH
                  10 SHARED DISPOSITIVE POWER

                      - 0 -
________________________________________________________________

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   4,000,000
________________________________________________________________

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES (See Instructions)               [ ]
________________________________________________________________

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    28.4%
________________________________________________________________

14 TYPE OF REPORTING PERSON (See Instructions)

   CO
________________________________________________________________

                           SCHEDULE 13D
CUSIP No. 22161G103                                    Page 4

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Prize Energy Corp.
   73-1555685
_______________________________________________________________

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]

                                                        (b) [ ]
_______________________________________________________________

3 SEC USE ONLY

_______________________________________________________________

4 SOURCE OF FUNDS (See Instructions)

  Not applicable
_______________________________________________________________

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]
_______________________________________________________________

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  Delaware
________________________________________________________________

 NUMBER OF         7 SOLE VOTING POWER

 SHARES              4,000,000
                   _____________________________________________
BENEFICIALLY
                    8 SHARED VOTING POWER
 OWNED BY
                       - 0 -
   EACH            ____________________________________________

 REPORTING         9 SOLE DISPOSITIVE POWER

   PERSON            4,000,000
                  ______________________________________________
   WITH
                  10 SHARED DISPOSITIVE POWER

                      - 0 -
________________________________________________________________

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   4,000,000
________________________________________________________________

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES (See Instructions)                [ ]
________________________________________________________________

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    28.4%
________________________________________________________________

14 TYPE OF REPORTING PERSON (See Instructions)

   CO
________________________________________________________________

                           SCHEDULE 13D
CUSIP No. 22161G103                                    Page 5

     The information contained in this Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.


ITEM 1.  SECURITY AND ISSUER

     The class of equity securities to which this statement on
Schedule 13D relates is the common stock, par value $.10 per share (the "Common Stock"), of Costilla Energy, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 400 West Illinois, Suite 1000,
Midland, Texas 79701.


ITEM 2.  IDENTITY AND BACKGROUND

     (a), (b), (c) and (f)   This Schedule 13D is being filed by
Prize Energy Corp., a Delaware corporation ("Parent"), Prize Operating Company, a Delaware corporation and wholly-owned subsidiary of Parent ("POC"), and Prize Energy Resources, L.P., a Delaware limited partnership of which POC is the sole general partner (the "Partnership"). Parent, POC and the Partnership are collectively referred to herein as the "Reporting Persons." The principal business and office address of each Reporting Person is 20 E. 5th Street, Suite 1400, Tulsa, Oklahoma 74103. Parent is a private independent oil and gas company that owns and operates most of its assets through the Partnership and POC, respectively.

     The executive officers of the Reporting Persons are Philip B. Smith and Lon C. Kile. Each such executive officer is a United States citizen whose business address is 20 E. 5th Street, Suite 1400, Tulsa, Oklahoma 74103. Mr. Smith is the Chairman and Chief Executive Officer of both Parent and POC. Mr. Kile is the President and Chief Operating Officer of both Parent and POC.

     Messrs. Smith and Kile are the directors of POC. The Directors of Parent are Mr. Smith, Mr. Kile, David R. Albin, Kenneth A. Hersh, Scott D. Sheffield and Mark L. Withrow. Each such Director is a United States citizen. Mr. Albin and Mr. Hersh are Managing Directors of Natural Gas Partners (an investment company), whose business address is 777 Main Street, Suite 2250, Fort Worth, Texas 76102. Mr. Sheffield is President and Chief Executive Officer, and Mr. Withrow is Executive Vice President and General Counsel, of Pioneer Natural Resources Company whose business address is 1400 Williams Square West, 5205 N. O'Connor Boulevard, Irving, Texas 75039.

     (d) and (e)   No Reporting Person, and none of the respective
executive officers or directors of any of the Reporting Persons, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which

                           SCHEDULE 13D
CUSIP No. 22161G103                                    Page 6


such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On June 29, 1999, the Partnership acquired from Pioneer Natural Resources USA, Inc., a Delaware corporation ("Pioneer USA"), and Pioneer Resources Producing L.P., a Delaware limited partnership ("Pioneer Resources"), certain oil and gas properties and related assets and 4,000,000 shares of Common Stock (the "Shares"), pursuant to a Purchase and Sale Agreement dated May 16, 1999, among Parent (and subsequently assigned to the Partnership), Pioneer USA and Pioneer Resources (the "Purchase Agreement").

     The total consideration paid by the Partnership under the Purchase Agreement was $239,000,000, of which $209,000,000 was paid in cash and the balance was paid in preferred stock of Parent. The total consideration was funded out of a combination of debt and equity financing. None of the consideration was allocated to the Shares.


ITEM 4.  PURPOSE OF THE TRANSACTION.

     The Shares were acquired by the Partnership as a part of a much larger transaction which involved the purchase of oil and gas properties and related assets under the Purchase Agreement (as described in Item 3 above). Pioneer USA had previously acquired the Shares in connection with certain agreements among Pioneer USA, Pioneer Resources and the Company relating to the Company's attempt to acquire the same oil and gas properties which were ultimately acquired by the Partnership under the Purchase Agreement.

     Except as described in Item 6 below, no Reporting Person, and none of the respective executive officers or directors of any of the Reporting Persons, has any present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change to the Company's business or corporate structure,
(vii) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person, (viii) the Common Stock or any other class of securities of the Company ceasing to be authorized to be quoted on The Nasdaq Stock Market, (ix) the Common Stock or any other class of equity

                           SCHEDULE 13D
CUSIP No. 22161G103                                    Page 7


securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities
Exchange Act of 1934, or (x) any action similar to any of those enumerated above.

     Depending upon future developments and subject to the terms of the Due Diligence Use Agreement described in Item 6 below, any of the Reporting Persons may, in its discretion, develop plans at any time or from time to time which could relate to or result in one or more of such actions or events.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b)   Each Reporting Person is the beneficial owner of
the Shares, which represent 28.4% of the outstanding shares of Common Stock. Each Reporting Person has the sole power to vote and dispose of the Shares. No executive officer or director of any Reporting Person is the beneficial owner of any shares of Common Stock.

     (c) and (d) No Reporting Person, and none of their respective executive officers or directors, effected any transactions in the Common Stock during the past 60 days (other than the acquisition of the Shares), and, except as described in Item 6 below, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On May 28, 1999, Parent and the Company entered into a certain Due Diligence Use Agreement (the "Due Diligence Use Agreement"), under which, among other things, Parent made a cash payment to the Company in return for access to the due diligence data and information developed by the Company relating to the oil and gas properties which were ultimately purchased by the Partnership under the Purchase Agreement.

     Under the Due Diligence Use Agreement, the Reporting Persons are required (i) through November 2000, to vote the Shares, on all issues presented to the holders of the Common Stock, as the Company's Board of Directors states is the desire of the then existing Board of Directors of the Company; and (ii) to pay to the Company the proceeds, net of reasonable commissions, derived from the sale of 1,500,000 of the Shares, with such sales being made at the time, or from time to time, in the volumes, and in the manner directed by the Company and in accordance with applicable law.

                           SCHEDULE 13D
CUSIP No. 22161G103                                    Page 8


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Purchase and Sale Agreement, dated May 16, 1999, by and among Parent, Pioneer USA and Pioneer Resources.

Exhibit B - Due Diligence Use Agreement, dated May 28, 1999, between
            Parent and the Company.

Exhibit C - Joint Filing Agreement, dated as of July 16, 1999, by and among the Reporting Persons (pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934).

                           SCHEDULE 13D
CUSIP No. 22161G103                                    Page 9


                            SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   July 16, 1999             PRIZE ENERGY CORP.


                                   By: /s/ Philip B. Smith
                                      ___________________________
                                        Philip B. Smith
                                        Chairman and Chief
                                        Executive Officer


Dated:   July 16, 1999             PRIZE OPERATING COMPANY


                                   By: /s/ Philip B. Smith
                                     ____________________________
                                        Philip B. Smith
                                        Chairman and Chief
                                        Executive Officer


Dated:   July 16, 1999             PRIZE ENERGY RESOURCES, L.P.
                                   By:  Prize Operating Company,
                                        General Partner


                                   By: /s/ Philip B. Smith
                                      ___________________________
                                        Philip B. Smith
                                        Chairman and Chief
                                        Executive Officer

                           SCHEDULE 13D
CUSIP No. 22161G103                                    Page 10

                          EXHIBIT INDEX


EXHIBIT
NUMBER    DESCRIPTION


Exhibit A - Purchase and Sale Agreement, dated May 16, 1999, by and among Parent, Pioneer USA and Pioneer Resources.

Exhibit B - Due Diligence Use Agreement, dated May 28, 1999, between
            Parent and the Company.

Exhibit C - Joint Filing Agreement, dated as of July 16, 1999, by and among the Reporting Persons (pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934).